UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047*
	10	SHARED DISPOSITIVE POWER -0- * Shares are subject to contractual restrictions on transfer. See Item 4.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 13 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On November 11, 2019, Craft Brew Alliance, Inc., a Washington corporation (the “Company”), Anheuser-Busch Companies, LLC, a Delaware limited liability company (“ABC”), and Barrel Subsidiary, Inc., a Washington corporation and wholly owned subsidiary of ABC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger as a direct subsidiary of ABC.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.005 per share, of the Company (the “Shares”) (other than (i) Shares owned by ABC, Merger Sub or any other direct or indirect wholly owned subsidiary of ABC and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties and (ii) Shares that are owned by shareholders of the Company (other than ABC, Merger Sub or any other direct or indirect wholly owned subsidiary of ABC) who did not vote in favor of the Agreement or the Merger (or consent thereto in writing) and who exercise dissenters’ rights when and in the manner required under Chapter 23B.13 of the WBCA) will be converted into the right to receive $16.50 per Share in cash, without any interest.

The Agreement provides that, at the Effective Time, each then outstanding option to purchase Shares (a “Company Option”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, fully vest (to the extent unvested) and shall be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option. In addition, each then outstanding restricted stock unit award corresponding to Shares (a “Company RSU Award”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the number of Shares subject to such Company RSU Award (which number, for any performance-based Company RSU Awards, shall equal (x) for Company RSU Awards for the 2017-2019 performance cycle, thirty-three percent of the number of Shares that would be earned based on target performance and (y) for Company RSU Awards for the 2018-2020 and 2019-2021 performance cycles, one hundred percent of the number of Shares that would be earned on target performance), multiplied by (ii) the Merger Consideration.

The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including (i) the approval of the Agreement by a majority of all of the outstanding Shares, as well as the approval of the Agreement by holders of a majority of the outstanding Shares not held by ABC or any of its affiliates, (ii) the expiration or termination of all applicable waiting periods under the HSR Act, (iii) the absence of any law or order prohibiting the Merger, and (iv) certain other customary conditions relating to the parties’ representations and warranties in the Agreement and the performance of their respective obligations. The Merger is not subject to approval by the shareholders of ABC or to any financing condition, and ABC and Merger Sub represent and warrant in the Agreement that they have, and will have at the Effective Time, available to them cash and other sources of immediately available funds sufficient to pay the aggregate Merger Consideration and all other cash amounts payable in connection with the closing pursuant to the Agreement.

The Agreement contains customary representations and warranties made by each of the Company and ABC, and also contains customary pre-closing covenants, including covenants, among others, (i) by the Company to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without ABC’s consent, (ii) by the Company not to solicit, initiate, propose, knowingly encourage, or knowingly facilitate any third-party proposals for a competing takeover proposal and, subject to certain exceptions, not to participate in any discussions or negotiations with any person making any proposal for an alternative transaction, (iii) by the Company to call and hold a meeting of the shareholders and, subject to certain exceptions, require the board of directors of the Company (the “Company Board”) to recommend to the Company’s shareholders that they vote in favor of the adoption of the Agreement and approval of the Merger, and (iv) by each of the Company, ABC and Merger Sub to use reasonable best efforts to obtain governmental and third-party approvals, subject to certain limitations specified in the Merger Agreement. In addition, the Company will use commercially reasonable efforts to complete the construction of the new Kailua-Kona brewing facilities (but is not required to make expenditures that would cause any overall cost of the Kailua-Kona brewing facilities to exceed, by a material amount, the aggregate anticipated costs for the Kailua-Kona brewing facilities).

The Agreement contains certain termination rights, including (i) in the event that the parties mutually agree to termination, (ii) by either the Company or ABC, if the Merger is not consummated on or before November 11, 2020 (the “Outside Date”), with either the Company or ABC having the right to extend to February 11, 2021 if antitrust clearance has not been received, and with either the Company or ABC having the right to extend further to May 11, 2021 if antitrust clearance has not been received, (iii) by either the Company or ABC, if any law or order permanently prohibits consummation of the Merger, (iv) by either the Company or ABC, if the requisite approval of the Company’s shareholders is not obtained, (v) by either the Company or ABC, if the other party is in breach of its respective representations and warranties or covenants under the Agreement such that a closing condition is not satisfied (subject to notice and cure and other customary exceptions), (vi) by ABC, if the Company Board changes its recommendation to the Company’s shareholders, (vii) by the Company, in order to enter into an agreement providing for a superior alternative transaction, or (viii) by the Company, if (1) any court or other governmental authority of competent jurisdiction shall have enacted, issued, promulgated or entered any permanent or temporary order but with an extension or lapse date that is on or after the date that is three business days prior to the Outside Date and (2) ABC determines at any point to drop any appeal of such order or to cease any efforts to resist any action seeking to block or enjoin consummation of the Merger.

The Agreement provides that, in connection with the termination of the Agreement under specified circumstances, including as a result of a change in the recommendation of the board of directors of the Company, the Company will be required to pay to ABC a termination fee equal to $9,000,000 in cash. ABC will be required to pay a termination fee equal to $15,000,000 in the event the Agreement is terminated due to failure to satisfy the antitrust-related conditions.

The foregoing description of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 12, 2019 and the terms of which are incorporated herein by reference. The Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or ABC. In particular, the assertions embodied in the representations and warranties contained in the Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Agreement. Moreover, certain representations and warranties in the Agreement were used for the purpose of allocating risk between the Company and ABC rather than establishing matters as facts. Accordingly, the representations and warranties in the Agreement should not be relied upon as characterizations of the actual state of facts about the Company or ABC.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated November 11, 2019, among Craft Brew Alliance, Inc., Anheuser-Busch Companies, LLC, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Craft Brew Alliance, Inc. Current Report on Form 8-K filed with the SEC on November 12, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary